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Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

November 14, 2018
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Ms. Sonia Gupta Barros Assistant Director Office of Real Estate and Commodities Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 3233 100 F Street Washington, DC 20549

Re:	Hartman Short Term Income Properties XX, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed July 3, 2018 File No. 333-221930

Dear Ms. Barros:
This letter sets forth the response of our client, Hartman Short Term Income Properties XX, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated August 3, 2018 regarding Amendment No. 2 to the Issuer’s Registration Statement on Form S-4 (the “Registration Statement”).
FORM S-4/A FILED ON JULY 3, 2018
General
1.    Comment:    We note your response to our prior comment 1 and that you will provide audited financial statements for Hartman XIX and HI-REIT for the year ended December 31, 2017 upon their availability. As a result, we will withhold comment on the unaudited financial statements for the year ended December 31, 2017 provided in Appendices II and III until such time as audited financial statements are filed.

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Ms. Sonia Gupta Barros
November 14, 2018

Response:    The audited financial statements for Hartman XIX and HI-REIT for the year ended December 31, 2017 are included in our third amendment filing. We acknowledge your deferral to comment on theses audited financial statements.
The Mergers
Background of the Mergers
2.    Comment:    We note your disclosure that on July 26, 2016 Mr. Cardwell was delegated to the HARTMAN XIX Special Committee and Mr. Ostroot was delegated HI-REIT Special Committee. Please revise your disclosure to specify how Mr. Cardwell and Mr. Ostroot were selected for these committees.
Response:    Mr. Ostroot is the sole independent director of HI-REIT. As such he was the only available independent director to serve on the HI-REIT Special Committee. Mr. Ostroot and Mr. Cardwell are each independent directors of Hartman XIX. Mr. Ostroot and Mr. Cardwell determined that Mr. Cardwell alone should serve on the Hartman XIX Special Committee so that there would not be an appearance of a conflict of interest resulting from the service of Mr. Ostroot on more than one Special Committee. The Issuer has revised our disclosure to reflect the foregoing.
3.    Comment:    We note your disclosure that on April 4, 2017 the special committees held a join meeting and discussed the Pendo Advisors fairness opinion draft and the impact of the year-end financial reports on the proposed terms of the merger. Please expand your disclosure to provide further detail regarding these discussions.
Response:    Issuer has modified the disclosure to note that the committees reviewed the actual results as set out on the year-end financial reports and compared them with the preliminary estimates and assumptions used in the Pendo, WKW and Herrera Partners valuations, specifically as it might affect the proposed price per share of each company. The Committees determined that there were no material differences between the actual financial reports and the assumptions and estimated financial materials used by the financial advisors that warranted a change in the valuations of the companies.
Experts, page 275
4.    Comment:    We note your response to our prior comment 15. We are unable to locate the financial statement schedules (i.e. Schedule III) of Hartman XIX and HI-REIT in Appendices II and III to the registration statement. In addition, we are unable to locate Hartman XX’s Schedule III for the year ended December 31, 2017 in the filing. Please revise your disclosure to include this information or tell us why it is not necessary.
Response:    Schedule III for Hartman XX for the year ended December 31, 2017 has been added and is located at page App I-52. Hartman XIX and HI-REIT are not public registrants and accordingly do not file an annual report on Form 10-K to which Schedule III would be included.

Ms. Sonia Gupta Barros
November 14, 2018

Hartman Short Term Income Properties XIX, Inc. and Subsidiaries
Consolidated Statements of Operations, App II-24
5.    Comment:    We note your disclosure in Note 13 to App II-36 that you have unpaid preferred dividends with respect to the Series A and Series B Preferred Shares. Please revise to adjust net income for preferred stock dividends on the face of Hartman XIX’s consolidated statements of operations as of March 31, 2018 and 2017. Reference is made to ASC 260-10-45-11.
Response:    We have revised the Hartman XIX consolidated statement of operations for the six months ended June 30, 2018 and 2017, respectively consistent with your comment above. As revised, the Consolidated Statements of Operations are located at page APP II-3.
Unaudited Pro Forma Consolidated Financial Statements, App IV-1
6.    Comment:    We note your response to our prior comment 16 and that you revised the March 31, 2018 pro forma balance sheet as if the mergers occurred on March 31, 2018. However, we note your disclosure in App IV-19 that the unaudited pro forma condensed consolidated balance sheets as of March 31, 2018 and December 31, 2017 have been prepared as if the mergers had occurred as of that date. Please revise your presentation to remove the pro forma balance sheet as of December 31, 2017. Reference is made to Rule 8-05(b)(2) of Regulation S-X.
Response:    The pro forma balance sheet as of December 31, 2017 has been removed.
7.    Comment:    We note your response to our prior comment 17. Please revise your disclosure to include the weighted average shares used to compute basic and diluted earnings per share on the face of the pro forma statements of operations. Please refer to Rule 11-02(b)(7) of Regulation S-X.
Response:    We have revised our disclosure to include the weighted average shares used to compute the basic and diluted earnings per share as noted.
Exhibits
8.    Comment:    We note that the merger agreements governing the transactions in the registration statement included as Exhibits 2.1 and 2.2 contain provisions that require each party to waive any right it may have to a trial by jury. Please tell us whether the waiver of these rights to trial by jury could apply to claims made under federal securities laws.
Response:    The Issuer confirms its understanding that neither Section 10.12 (“Waiver of Jury Trial”) of the Agreement and Plan of Merger filed as Exhibit 2.1 to the proxy statement/prospectus included in the registration statement (the “HI-REIT Merger Agreement”) nor Section 10.2 (“Waiver of Jury Trial”) of the Agreement and Plan of Merger filed as Exhibit 2.2 to the proxy statement/prospectus included in the registration statement (the “HARTMAN XIX Merger

Ms. Sonia Gupta Barros
November 14, 2018

Agreement,” and together with the HI-REIT Merger Agreement, the “Merger Agreements”) is intended to apply to claims or suits under federal securities laws brought by any stockholders.

Section 10.12 of each Merger Agreement (collectively, the “Waiver Provisions”) provides that each “Party” waives its rights to a trial by jury with respect to claims arising out of the applicable Merger Agreement. The term “Parties” (and, in the singular, “Party”) is defined in the Merger Agreements to include (i) with respect to the HI-REIT Merger Agreement, the Issuer, Hartman Income REIT Inc., HARTMAN XX Limited Partnership and Hartman Income REIT Operating Partnership, L.P, and (ii) with respect to the HARTMAN XIX Merger Agreement, the Issuer and Hartman Short Term Income Properties XIX, Inc. As a result of the fact that stockholders are not captured by the definitions of Parties and Party used in the Merger Agreements, the Issuer does not understand the Waiver Provisions to apply to claims or suits under Federal securities laws (or otherwise) brought by stockholders.

The Staff has also requested, pursuant to verbal comments issued on August 10, 2018, that the Issuer confirm that none of the other documents filed as exhibits to the proxy statement/prospectus included in the Issuer’s registration statement include mandatory arbitration or waiver of jury trial provisions. The Issuer confirms that, aside from the Merger Agreements (discussed above), none of the other documents filed as exhibits include mandatory arbitration or waiver of jury trial provisions.

Please contact me if you should need additional information or should have questions.
Sincerely,

/s/ Aaron C. Hendricson

Aaron C. Hendricson

cc:	Mr. Allen R. Hartman, Hartman Short Term Income Properties XX, Inc.